RULE 18F-3 PLAN
                     FOR MULTIPLE CLASS DISTRIBUTION SYSTEM

INTRODUCTION

     Pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act"), Dunhill Investment Trust (the "Trust"), a registered open-end investment company whose shares are registered on Form N-1A, consisting of the Regional Opportunity Fund, and any future fund or series created by the Trust (collectively, the "Funds"), hereby adopts this plan setting forth the separate arrangements and expense allocations of each class of shares. Any material amendment to this Plan is subject to prior approval of the Board of Trustees, including a majority of the disinterested Trustees.

DESCRIPTION OF AUTHORIZED CLASSES

Class B Shares
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     Class B Shares are not subject to an initial  sales  charge but are subject to a contingent deferred sales charge which will be imposed on redemptions as follows:

     5% in year 1
     4% in year 2
     3% in year 3
     2% in year 4
     1% in year 5
     0% in year 6 and thereafter

     Class B Shares are subject to a distribution fee pursuant to Rule 12b-1 payable at an annual rate of up to 0.75% of the average daily net assets of the class. Class B Shares are also subject to maintenance fees of up to 0.25% (subject to NASD rules) of the average daily net assets of the class.

Class C Shares
--------------

     Class C Shares are not subject to an initial sales charge but are subject to a contingent deferred sales charge which will be imposed on redemptions. Class C Shares are subject to a lower contingent deferred sales charge (1.00%) and only have to be held for one year to avoid paying a contingent deferred sales charge.

     Class C Shares are subject to a distribution fee pursuant to Rule 12b-1 payable at an annual rate of up to 0.75% of the average daily net assets of the class. Class C Shares are also subject to maintenance fees of up to 0.25% (subject to NASD rules) of the average daily net assets of the class.

METHODS OF OPERATION UNDER THE MULTIPLE CLASS DISTRIBUTION SYSTEM

     The operation of the Multiple Class Distribution System shall at all times be in accordance with Rule 18f-3 under the 1940 Act and all other applicable laws and regulations, and in addition, shall be subject to the following conditions:

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     1. Each class of shares will  represent  interests in the same portfolio of investments of a Fund, and be identical in all material respects, except as set forth below. The only differences among the various classes of a Fund will relate solely to: (a) the impact of any disproportionate Rule 12b-1 distribution plan payments or other class expenses allocated specifically to Class B shares or Class C shares of a Fund; (b) the fact that each class will vote separately as a class with respect to the Rule 12b-1 distribution plans or any other matter affecting only that class; and (c) the designation of each class of shares of the Funds. Any category of expenses, other than Rule 12b-1 distribution plan payments, determined by management to be properly allocated to one class of shares shall not be so allocated until approved by the Board of Trustees.

     2. The Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust, have approved this Plan as being in the best interests of each class individually and each Fund as a whole. In making this finding, the Trustees evaluated the relationship among the classes, the allocation of expenses among the classes, potential conflicts of interest among classes, and the level of services provided to each class and the cost of those services.

     3. Any material changes to this Plan, including but not limited to determining expenses that will be applied to a specific class of shares, will be reviewed and approved by votes of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust.

     4. On an ongoing basis, the Trustees of the Trust, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor each Fund for the existence of any material conflicts between the interests of the classes of shares. The Trustees, including a majority of the Trustees who are not interested persons of the Trust, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. Dunhill Investment Advisors, Limited (the "Adviser") will be responsible for reporting any potential or existing conflicts to the Trustees. If a conflict arises, the Adviser at its own cost will remedy such conflict up to and including establishing a new registered management investment company.

     5. The Trustees of the Trust will receive quarterly and annual statements complying with paragraph (b)(3)(ii) of Rule 12b-1, as it may be amended from time to time. In the statements, only distribution expenditures properly attributable to the sale of a class of shares will be used to support the Rule 12b-1 fees charged to shareholders of such class of shares. Expenditures not related to the sale of a particular class will not be presented to the Trustees to justify any fee attributable to that class. The statements, including the allocations upon which they are based, will be subject to the review and approval of the Trustees who are not interested persons of the Trust, in the exercise of their fiduciary duties.

     6. Dividends paid by a Fund with respect to each class of shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that distribution fee payments and class expenses

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relating  specifically  to  each  respective  class  of  shares  will  be  borne exclusively by that class.

     7. The Adviser represents that it has in place, and will continue to maintain, adequate facilities in place to ensure implementation of the proper methodology and procedures for calculating the net asset value and dividends and distributions among the various classes of shares.

     8. If a Fund offers separate classes of shares through separate prospectuses, each such prospectus will disclose (i) that the Fund issues other classes, (ii) that those other classes may have different sales charges and other expenses, which may affect performance, (iii) a telephone number investors may call to obtain more information concerning the other classes available to them through their sales representative, and (iv) that investors may obtain information concerning those classes from their sales representative or directly from the Trust.

     9. The Funds' prospectus sets forth standards as to when Class B and Class C shares may appropriately be sold to particular investors. The Trust will require all persons selling shares of the Funds to agree to conform to such standards.

     10. The Funds will briefly describe the salient features of the Multiple Class Distribution System in their prospectus. Each Fund will disclose the respective expenses, performance data, distribution arrangements, services, fees, sales loads and deferred sales loads applicable to each class of shares offered through that prospectus. Each Fund will disclose the respective expenses and performance data applicable to each class of shares in every shareholder report. The shareholder reports will contain, in the statement of assets and liabilities and statement of operations, information related to the Fund as a whole generally and not on a per class basis. Each Fund's per share data, however, will be prepared on a per class basis with respect to all classes of shares of such Fund. The information provided by the Trust for publication in any newspaper or similar listing of the Funds' net asset values and public offering prices will separately present Class B and Class C shares.

Dated: December 31, 1999

Attest:

___________________________             By: ___________________________
Secretary                                   President